EXHIBIT 4.2

Stock Option Agreement Terms and Conditions

The Management Succession and Compensation Committee has authorized the issuance of common shares of Talisman Energy Inc. ("Talisman") under the provisions of an Employee Stock Option Plan (the "Plan") for certain employees of Talisman or of companies that are currently direct or indirect subsidiaries of Talisman (collectively the "Company").

Under the provisions of the Plan, Talisman hereby grants to you that number of options (individually an "Option" and collectively, the "Options") listed under the heading "Total Options" above, with a subscription price of $ • CAD per share (the "Subscription Price") and an expiry date of • (the "Expiry Date") which Options are exercisable and will vest on a cumulative basis, on those dates (individually a "Vest Date" and collectively the "Vest Dates" listed under the heading "Total Options" above. The Options are granted to you on the following terms:

1.
Subject to the terms hereinafter set out, in respect of each Option you will have the right, at your sole discretion, to select one of the following two choices on or after, but not before the applicable Vest Date:

a.
You may exercise the Options, in whole or in part, to purchase common shares of Talisman ("Optioned Shares") at the Subscription Price provided all applicable withholding obligations are satisfied in accordance with paragraph 9 below, OR

b.
You may surrender the Options to Talisman, in whole or in part, to receive a direct cash payment from Talisman. With respect to each Option you surrender, the direct cash payment payable to you will equal the amount by which the fair market value of a Talisman common share on the day of surrender exceeds the Subscription Price. "Fair market value" means the fair market value as determined in accordance with the method set by Talisman from time to time. Talisman will withhold from the cash payment amounts required by applicable laws to be withheld. All Options you surrender for a cash payment will then terminate and will not be available for you to exercise.

2.	Subject to the terms hereinafter set out, at the close of business on the Expiry Date, all Options that you have not exercised or surrendered will terminate.

3.	If you retire from the Company and such retirement is accepted pursuant to a letter from the Company granting you retirement status and confirming your date of retirement (your "Retirement Date"):

a.	any unvested Options will accelerate and vest on your Retirement Date, and

b.
you will be entitled to exercise or surrender for a cash payment, in whole or in part, the Options you hold at any time up to and including, but not after, the earlier of the Expiry Date and the date which is twenty-four months after your Retirement Date, after which time all your Options will terminate.

4.	If you die while in the employment of the Company:

a.	any unvested Options will accelerate and immediately vest, and

b.
your legal representative will be entitled to exercise or surrender for a cash payment your Options, in whole or in part, at any time up to and including, but not after the earlier, of the Expiry Date and that date which is twelve months after your death, after which time all Options will terminate.

5.
If, before the Expiry Date, you initiate termination of your employment with the Company for any reason other than retirement or death pursuant to paragraphs 3 or 4 above, all your Options will terminate on the earlier of the Expiry Date and the close of business on the last business day you are actively at work.

6.
If the Company terminates your employment for cause before the Expiry Date, all Options will terminate on the earlier of the Expiry Date and the close of business on the fifth business day after the date on which notice of termination is given.

7.	If the Company terminates your employment prior to the Expiry Date other than for cause or retirement pursuant to paragraph 6 or 3 above, respectively, and you receive notice of termination:

a.
prior to a Vest Date or Vest Dates, all applicable Options will terminate on the date the Company gives you notice of termination. Notwithstanding the foregoing, if a Vest Date occurs within the period of notice, as that period is determined by the Company at the time notice of termination is given, then the applicable Options will vest on the Vest Date and you will be entitled to exercise or surrender for a cash payment your Options, in whole or in part, up to and including, but not after, the earlier of the Expiry Date, and that date which is six months after the Vest Date, after which time all Options will terminate; or

b.
on or after the Vest Date, you will be entitled to exercise or surrender for a cash payment all Options, in whole or in part, at any time up to and including, but not after, the earlier of the Expiry Date and that date which is six months from the day the Company gives you notice of termination, after which time all Options will terminate.

8.
Subject to the foregoing paragraphs, you or your legal representative will be entitled to exercise or surrender for a cash payment the Options, in whole or in part, by following Talisman's procedures for exercising or surrendering stock options, and in the case of exercising the Options, by paying for the Optioned Shares. Exercising or surrendering stock options should be completed through online procedures accessed through your Solium Inc. account. Talisman may change these procedures from time to time.

9.
Talisman may withhold from any amount payable to you, either under the Plan or otherwise, such amount as may be necessary to enable Talisman to comply with the applicable requirements of any federal or provincial tax law or

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authority relating to the withholding of tax or any other required deductions with respect to options.  Talisman may also satisfy any liability for any such withholding obligations, on such terms and conditions as Talisman may determine in its discretion, by (a) selling on your behalf, or requiring you to sell, any Option Shares, or retaining any amount payable, which would otherwise be provided or paid to you in connection with any such sale, or (b) requiring, as a condition to the exercise of any of your Options, that you make such arrangements as Talisman may require so that Talisman can satisfy such withholding obligations, including, without limitation, requiring you to remit to Talisman in advance, or reimburse Talisman for, any such withholding obligations.

10.
If the common shares of Talisman are consolidated, subdivided or reclassified or if any dividend is paid in common shares of Talisman or if any other action of a similar nature is taken, then the number of Optioned Shares and Subscription Price per Optioned Share will be correspondingly adjusted without any change in the total price applicable to the Optioned Shares as so adjusted.

11.
You will have no rights whatsoever as a shareholder of Talisman in respect of any of the Optioned Shares (including any right to receive dividends or other distributions in respect thereof) except in respect of those Optioned Shares that have been taken up and paid for in full pursuant hereto and issued.

12.
Notwithstanding any other provisions of this Agreement, if any person or any two or more persons acting in concert acquire more than fifty percent of the issued voting common shares of Talisman, or if a resolution is passed or an order is made for the dissolution of Talisman, all unvested Options will accelerate and vest immediately and, subject to paragraphs 3, 4, 5, 6 and 7 above, you may exercise, in whole or in part, the Options at any time thereafter until the Expiry Date, after which time the Options will terminate.

13.	Time will be of the essence of this Agreement.

14.
This Agreement shall be governed by and construed in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein, without regard to the principles of conflicts of law. You irrevocably and unconditionally attorn to the exclusive jurisdiction of the courts of the Province of Alberta and all courts competent to hear appeals therefrom.

15.
This Agreement will enure to the benefit of and will be binding upon Talisman and its successors and will also enure to the benefit of and be binding upon you and your legal representative. This Agreement is not assignable by Talisman or by you or your legal representative.

16.
Acceptance of the terms and conditions of this Agreement constitutes your consent for the collection, use, processing and disclosure of personal information and data about you which is reasonably necessary for the Company and its nominated representative, which at the date hereof is Solium Capital Inc., to implement the terms of this Agreement.

TALISMAN ENERGY INC.

Per:

John A. Manzoni President and CEO

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